EXHIBIT 11

HECTOR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CALCULATION OF EARNINGS PER SHARE

	Three Months Ended March 31
	2005	2004
Basic:

Net income	$1,386,062	$1,193,565

Common shares:

Weighted average number of common shares outstanding	3,734,471	3,551,846

Net income per common share:	$.37	$.34

Diluted:

Net income	$1,386,062	$1,193,565

Common and common equivalent shares:

Weighted average number of common shares outstanding	3,734,471	3,551,846
Dilutive effect of convertible preferred shares outstanding	156,651	220,100
Dilutive effect of stock options outstanding after application of treasury stock method	141,262	92,790
Dilutive effect of Employee Stock Purchase Plan shares subscribed	1,485	3,131
	4,033,869	3,867,867

Diluted net income per share	$.34	$.31